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February 21, 2023

Via EDGAR

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Dave Edgar Ms. Christine Dietz Ms. Lauren Pierce Mr. Matthew Crispino

	Re:	Lucas GC Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 3, 2023 CIK No. 0001954694

Dear Mr. Edgar, Ms. Dietz, Ms. Pierce, and Mr. Crispino:

On behalf of Lucas GC Ltd, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 17, 2023 on the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 previously submitted on February 3, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to its registration statement on Form F-1 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission. Due to the tight schedule related to the staleness of financial statements, the Company needs to complete the public offering by the end of March 2023 and therefore, the Company plans to make the public filing within this week. Should the Staff have any further comments, we would appreciate it if the Staff could let us know as soon as possible.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on February 3, 2023

Cover Page

1.

To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Ensure similar disclosure is included in your risk factor disclosure.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page and pages 17, 56, and 171 in the Revised Registration Statement in accordance with the Staff’s instructions.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge